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                                                                   AARON S. KASE
                                                                  (312) 476-7524
                                                               AKASE@LPLEGAL.COM
                                                                  Chicago Office


May 6, 2005

VIA FACSIMILE:  (202) 942-9648
------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Judicial Plaza
450 Fifth Street
Washington, D.C. 20549-0404

Attention:        David Ritenour
                  Special Counsel

RE:      VOYAGER ONE, INC. FORM SB-2
         ACCELERATION OF EFFECTIVE DATE
         FILE NUMBER: 333-123702


Dear Mr. Ritenour:

On behalf of our client, Voyager One, Inc. (the "Company"), we are requesting acceleration of the effective date of the Company's registration statement on Form SB-2, as originally filed on March 31, 2005 and amended thereafter, pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended (the "Securities Act"). We and the Company acknowledge our responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the proposed public offering. We request that the registration statement become effective May 11, 2005.

Please call the undersigned at (312) 476-7524 if you desire additional information with respect to, or have any questions regarding, the matters set forth herein.

Very truly yours,


/s/ Aaron S. Kase

Aaron S. Kase